FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               February 9, 2004

                       Commission File Number 001-14978



                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F   X                  Form 40-F
                                      ---                           ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                           Yes                            No   X
                                ---                           ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                           Yes                            No   X
                                ---                           ---

         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes                            No   X
                                ---                           ---


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.

                                                               Total Pages: 17

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 Smith & Nephew plc
                                                 (Registrant)


Date: February 9, 2004                           By:  /s/ Paul Chambers
                                                      ---------------------
                                                      Paul Chambers
                                                      Company Secretary

                                                         [logo] Smith&Nephew







5 February 2004

Strong Performance in Orthopaedics
Leads Growth at Smith & Nephew

Smith & Nephew plc (LSE: SN, NYSE:SNN) announces its unaudited preliminary results for the year ended 31 December 2003.

Key Points

     o    Sales grew an underlying 11% to (GBP)1.2bn
     o    Orthopaedics underlying sales growth 16%
     o    Operating margin* improved to 18.7% from 17.8%
     o    Earnings per share* growth of 15% to 18.49p
     o    Strong cash generation reduces gearing to 20%

     *Before goodwill amortisation and exceptional items

Chairman Dudley Eustace commented: "The markets on which the company focuses continue to demonstrate robust growth, benefiting from an ageing population and active lifestyles."

Sir Christopher O'Donnell, Chief Executive, said: "I am very pleased with our revenue growth and operating performance in 2003. Once again, our Orthopaedics business performed strongly, maintaining its position as the world's fastest growing orthopaedic implant company. We were also able to meet our margin improvement targets from ongoing cost and efficiency savings.

"Looking forward, we expect an acceleration of growth within our Orthopaedics business and improved growth rates from our Endoscopy business, supported by the launch of two important new products. Continuing innovation within our Advanced Wound Management portfolio should sustain our growth rates in this market.

"With a positive industry backdrop for each of the businesses, Smith & Nephew is well placed to sustain its underlying mid-teens EPSA growth target going forward."

Enquiries

Investors
Peter Hooley                                          Tel: +44 (0)20 7401 7646
Smith & Nephew Finance Director

Investors/Media
Angie Craig                                        UK Tel: +44 (0)20 7401 7646
Smith & Nephew Corporate Affairs Director              US Tel: +1 212 850 5756

Financial Dynamics-London
David Yates                                           Tel: +44 (0)20 7831 3113

Financial Dynamics-New York                               Tel: +1 212 850 5626
Deborah Arden-Jones

A live presentation and conference call for global analysts to discuss the company's results will be held in London at the City Presentation Centre, 4 Chiswell Street, Finsbury Square, London EC1Y 4UP at 3 pm GMT today. Analysts outside the UK are invited to join the meeting via conference call.

The meeting will also be broadcast live on the web and will be available on demand shortly following the close of the meeting at http://www.smith-nephew.com/prelims. The presentation can be found on our website: http://www.smith-nephew.com/prelims. High-resolution photographs are available to the media free of charge at www.newscast.co.uk

Full Year 2003 Consolidated Results

In 2003 Smith & Nephew achieved Group turnover of nearly (GBP)1.2bn. Underlying sales growth was 11%, reduced by 2% of adverse currency and 3% from discontinued operations. Selling price increases accounted for nearly 2% of underlying sales growth.

Profit before goodwill amortisation, exceptional items and tax amounted to
(GBP)242m, a 15% increase over 2002. This comprised (GBP)221m of operating profit, (GBP)22m profit from the BSN joint venture and (GBP)5m from the interest in AbilityOne before it was sold, less (GBP)6m of interest costs. Profit before tax and after goodwill amortisation and exceptional items was
(GBP)230m, compared with (GBP)178m in 2002.

Operating profit margin improved to 18.7% from 17.8% in 2002 as a result of cost and efficiency savings. This improvement was achieved after absorbing the increased costs of funding the pension deficit and the costs associated with acquiring the additional half of the Advanced Tissue Sciences, Inc., (ATS) joint venture.

EPS, Tax, Exceptional Items and Cash Flow

After an ordinary tax charge of 29%, earnings per share before goodwill amortisation and exceptional items ("EPSA") were 18.49p (92.45p per American Depositary Share "ADS"), an increase of 15%. Basic unadjusted earnings per share were 15.92p (79.60p per ADS), compared with 12.11p in 2002.

Had Smith & Nephew's results been reported in US dollars translated at average rates of exchange ($1.65 in 2003; $1.51 in 2002), reported Group turnover and earnings per ADS before goodwill amortisation and exceptional items would have been as follows:

Reported Group Turnover             $1.9bn           +16%
Earnings per ADS                    $1.52            +26%

Exceptional items included a gain of (GBP)32m on the disposal of our interest in AbilityOne, (GBP)8m of rationalisation and integration costs mainly associated with the acquisition in 2002 of ORATEC Interventions, Inc, and (GBP)18m of net costs of mounting the bid for Centerpulse. The net exceptional item was therefore a gain of (GBP)6m on which the tax charge was
(GBP)12m. This high tax figure is due to the tax allowable costs relating to the AbilityOne gain and Centerpulse being significantly lower than the book costs.

Operating cash flow before rationalisation and acquisition integration outgoings and Centerpulse costs was (GBP)170m, which represents 77% of operating profit. Net debt was reduced by (GBP)104m from net cash flow and by (GBP)46m from currency benefits, due to the weaker US dollar. Net debt closed at (GBP)127m and gearing at 20%.

Dividend

The Board has recommended a final dividend of 3.10p, which together with the interim dividend of 1.85p, makes a total for the year of 4.95p. The final dividend will



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                                      4


be paid on 14 May 2004 to shareholders on the register at the close of business on 23 April 2004. Shareholders may participate in the company's dividend reinvestment plan.

Operating Review

Smith & Nephew introduced a new corporate brand identity during the year that reinforces the company's profile and visibility in its specialist markets and reflects the new Smith & Nephew that has emerged from four years of strategic transformation. The brand emphasises the company's commitment to advanced medical devices that help healthcare professionals treat patients more effectively and allow them to return to their normal lives faster.

We continue to invest both in technologies that differentiate the Group from its competitors and in sales forces to rapidly commercialise products in the marketplace. Led by OXINIUM, our revolutionary orthopaedic bearing material, as well as DERMAGRAFT, our bio-engineered human skin, we believe our strategy of innovation will continue to drive our growth. We invested 6% of sales in research and development across the business and 20% of sales were from new products, defined as those introduced within the last three years. We continue to invest in future technology opportunities, particularly bio-resorbable materials, tissue engineering and non-invasive healing devices.

In the business reviews that follow, the sales growth percentages are in underlying terms, that is they exclude the effects of currency translation and acquisitions. We believe that underlying sales growth is meaningful because it provides a consistent year-on-year measurement of business performance. Group turnover and operating profit by business segment is set out in Note 1 of the preliminary results.

Orthopaedics

Orthopaedics sales rose by 16%, demonstrating share gains in a market growing at an estimated underlying 13% (excluding spine) and a performance that continues to outpace the competition. Sales pricing in Orthopaedics contributed approximately 3% to this growth. New products as a percentage of sales were 25%.

The decision to create separate divisions for Reconstructive and Trauma was a strategic move to generate greater customer focus. With experienced managers responsible for sales, marketing and product development in each, we believe that divisionalisation has resulted in increased momentum for Smith & Nephew in Trauma in the US. During the year the business recruited 60 dedicated Trauma sales representatives, with further plans for expansion in 2004 in the US.

Reconstructive implant sales grew by 19%, following our aggressive expansion of OXINIUM products into the market. The OXINIUM bearing material continues to be a great success and has helped surgeons successfully treat younger implant patients due to its wear reduction properties.

More than 30,000 knees made of OXINIUM have now been implanted into patients and by the end of the year it was accounting for 40% of knee units being sold by the business in the US. Our Knee sales were up 24%, with our joint fluid therapy product SUPARTZ contributing 3% to this growth.

Our Hips sales grew at 16% from the continued solid performance of our SYNERGY and ECHELON platform systems and the introduction in 2003 of femoral heads made of OXINIUM, which by the end of the year were accounting for 35% of hip heads sold in the US.

Our Trauma sales grew by 10% and in the US were up by 13%. These results were helped by excellent performances from the EXOGEN ultrasound bone stimulation product, which was up 22%, and the JET-X unilateral fixator introduced in 2003.

The 2002 expansion of our reconstructive implant manufacturing facilities in Memphis, Tennessee, came fully on stream in 2003.

We continue to see a manageable level of revision surgeries of our macrotextured knee femoral component, with the number of reported revisions at the end of January at 147.

Moving forward we believe Orthopaedics is well placed to step up its underlying sales growth into high teens in 2004. This is based on our strong product introduction programme, including a ceramic-on-ceramic hip and a revision knee made of OXINIUM, as well as the continued penetration of the entire OXINIUM family of products globally. We also believe, based on a strong exit rate in 2003, that continued investment in US sales specialisation and new products will drive accelerated growth in Trauma.

Endoscopy

Endoscopy sales grew by 4% with a disappointing decline of 2% in the US, its largest market, but double-digit growth was achieved outside the US. Nevertheless, the business increased its operating margins during the year from good expense control and by accelerating the integration of the ORATEC acquisition.

The business was adversely affected in the US by two market issues - increased reprocessing and re-use of arthroscopic resection blades and decreased business from one of its largest customers, HealthSouth. With respect to blade re-use, we have launched an educational campaign that features research highlighting the risks of this practice to hospitals and clinicians in the US. The issue of blade re-use is expected to continue in 2004 but the impact on the growth of the business is expected to moderate.

Endoscopy's sales growth was also affected by its decision to defer two product launches into 2004 - the digital scanning camera and the next generation varicose vein removal system. Clinical evaluations identified the opportunity to make improvements prior to broader launch. Both of these products are currently being rolled out into the marketplace and we expect them to increase overall sales growth.

Sales of our knee and shoulder repair products grew by 18%, while ORATEC products produced 17% growth, helping us to maintain our market leadership position in arthroscopy with a market share of 29%.

Jim Taylor was appointed President of the Endoscopy business in November, replacing Ron Sparks, who left to take up another post. Mr Taylor was formerly head of Smith & Nephew's international markets.

Under new leadership, we believe the Endoscopy business is well placed to regain sales momentum to high single digits from our programme to combat the re-use of blades in the US and a strong product launch programme, particularly the new camera system.

Advanced Wound Management

Advanced Wound Management sales grew by 9%, maintaining its leadership position with 20% of the market for advanced treatments for hard-to-heal wounds. It further developed the concept of wound bed preparation as a new clinical and scientific platform and DERMAGRAFT and TRANSCYTE bio-engineered human tissue products were integrated successfully into the US business.

DERMAGRAFT achieved its target with sales of (GBP)7m. Sales of our ALLEVYN family of products continued to grow strongly at 20% and ACTICOAT, our silver-based antimicrobial dressing, accelerated its sales growth to 55%.

To meet current and future demand, we completed the first phase of a manufacturing expansion plan at our advanced wound care plant in Largo, Florida, and the construction phase of our facilities expansion in Hull, England.

The Group launched a new enzymatic wound bed preparation product, GLADASE, following the termination of a supply arrangement for our previous US product, SANTYL. This adversely impacted sales in the second half of 2003 and will continue to do so in 2004 as we switch to the new product.

In January 2004 we announced the acquisition of VERSAJET, a fluid jet debridement system, from HydroCision Inc., to add to our growing range of advanced wound bed preparation products.

Advanced Wound Management is well placed to grow its business in high single digits in 2004 from the growing penetration of its advanced wound care products in the market, despite the first-half impact from the changeover to GLADASE.

BSN Medical and AbilityOne

BSN again grew its profits and improved its operating margins. Towards the end of the year BSN announced the acquisition of the fracture casting and splinting business of DePuy, Inc., a Johnson & Johnson company, funded by its own bank facilities. This furthers our strategy to establish BSN as a major independent medical supplies company.

During the year we sold our remaining interest in the AbilityOne Corporation rehabilitation business for (GBP)52m in cash.

Outlook

The markets on which the Group focuses continue to demonstrate robust growth and will benefit for many years to come from an ageing population, active lifestyles and the development of less invasive techniques in orthopaedics and endoscopic surgery. Our continuing innovation in advanced wound care products and the potential for further penetration of moist wound healing and wound bed preparation techniques should fuel expansion of this market.

Smith & Nephew continues to achieve strong sales growth in these markets and is demonstrating its ability to grow market share in Orthopaedics and maintain market leadership in Endoscopy and Advanced Wound Management. We believe that we are well placed to achieve strong underlying sales growth in 2004 and we will continue to invest in expanding our sales force, with 10% growth planned in 2004. We also intend to invest in research and development and manufacturing capacity where necessary and pursue acquisitions that strengthen our long-term prospects.

Our aim is to accelerate underlying sales growth within the Orthopaedics business to high teens and to grow Endoscopy and Advanced Wound Management sales in high single digits. We also aim to increase operating margins by around 1%.

With a positive backdrop for each of our businesses, we believe we are well-placed to sustain our underlying mid-teens EPSA growth target going forward.

Employees

We would like to thank all Smith & Nephew employees around the world for their contributions to our achievements in 2003, and in particular, for the commitment each of them bring to their role in helping patients around the world get back to their normal lives. We especially thank Group Technology Director and Group Executive Committee ("GEC") member Dr. Alan Suggett for his years of contribution and wish him much success in retirement. Dr. Peter Arnold assumed the role of Group Technology Director at the beginning of the year and joins the GEC. Peter Huntley, formerly Group Director of Business Development and a member of GEC, has assumed the role of head of international markets and will lead 22 country markets for the Orthopaedics, Endoscopy and Wound Management businesses.

US Investors

In order to facilitate further investment by US investors, the company changed the ratio of its ADSs, traded on the New York Stock Exchange, from one ADS for every 10 ordinary shares to one ADS for every 5 ordinary shares on 15 December 2003. For the ADS holder, the ratio change had the same effect as a two-for-one stock split and should serve to improve liquidity in the company's ADS's traded in the United States. There was no change to the company's ordinary shares.

To facilitate more timely communication with this growing group of investors, the company has also established a US investor relations contact in New York in addition to its primary function in London.

US investors on our share register increased from 22% to 30% in 2003.

Reporting

The company announced that beginning in 2004 it will report its results on a quarterly basis, in line with its peer group, which is almost exclusively based in the US. Quarterly information for 2003 is included later in this document. The company will also combine its UK Annual Report and Accounts and US Form 20-F into one document, commencing with our 2003 report due to be distributed in March 2004.

About Us

Smith & Nephew (LSE: SN, NYSE:SNN) is one of the world's leading medical device companies, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew ranks as the global leader in arthroscopy and advanced wound management and is the fastest growing full-line orthopaedics company in the world.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeon and professional healthcare customers, with whom its name is synonymous with the high standards of performance, innovation and trust. The company has over 7,000 employees and operates in 32 countries around the world, generating sales of nearly (GBP)1.2 billion.

Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding planned growth in our business and in our operating margins discussed under "Outlook" are forward-looking statements. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                                      10
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                              SMITH & NEPHEW plc

                      2003 PRELIMINARY RESULTS continued

  Unaudited Group Profit and Loss Account for the Year Ended 31 December 2003
  ---------------------------------------------------------------------------

                                                                              Notes      2003           2002
                                                                                        (GBP)m         (GBP)m
Turnover                                                                          1
Continuing operations                                                                    1,178.9        1,083.7
Discontinued operations                                                           2            -           26.2
                                                                                         -------        -------
Group turnover                                                                           1,178.9        1,109.9
Share of joint venture                                                                     163.9          155.0
                                                                                         -------        -------
                                                                                         1,342.8        1,264.9
                                                                                         =======        =======
Operating profit                                                                  1
Continuing operations
       - before goodwill amortisation and exceptional items                                220.7          196.0
       - goodwill amortisation*                                                            (18.5)         (17.5)
       - exceptional items - Centerpulse costs*                                   3        (17.6)             -
       - exceptional items - other*                                               3         (4.8)         (29.9)
                                                                                         --------       --------
                                                                                           179.8          148.6
Discontinued operations                                                           2            -            2.1
                                                                                         --------       --------
                                                                                           179.8          150.7
Share of operating profit of the joint venture
       - before exceptional items                                                           22.7           19.6
       - exceptional items*                                                       4         (2.7)          (2.6)
                                                                                         --------       --------
                                                                                           199.8          167.7
Share of operating profit of the associated undertaking                                      4.8            4.9
                                                                                         --------       --------
                                                                                           204.6          172.6

Net profit on disposals of discontinued operations*                               2            -           18.0
Net profit on disposal of the associated undertaking*                             5         31.5              -
                                                                                         --------       --------
Profit on ordinary activities before interest                                              236.1          190.6
Interest payable                                                                  6         (6.0)         (12.7)
                                                                                         --------       --------
Profit on ordinary activities before taxation                                              230.1          177.9
Taxation                                                                          7         82.0           65.8
                                                                                         --------       --------
Attributable profit for the year                                                           148.1          112.1
Ordinary dividends                                                                8         46.1           44.6
                                                                                         --------       --------
Retained profit for the year                                                               102.0           67.5
                                                                                         ========       ========

Basic earnings per ordinary share                                                 9         15.92p         12.11p
Diluted earnings per ordinary share                                               9         15.82p         12.02p

*Results before goodwill amortisation and exceptional items                      10
Profit before taxation                                                                (GBP)242.2m    (GBP)209.9m
Adjusted basic earnings per ordinary share                                                  18.49p         16.02p
Adjusted diluted earnings per ordinary share                                                18.38p         15.89p

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                                      11
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                              SMITH & NEPHEW plc

                      2003 PRELIMINARY RESULTS continued

         Abridged Unaudited Group Balance Sheet as at 31 December 2003
         -------------------------------------------------------------

                                                                                                 Restated(B)
                                                                                          2003          2002
                                                                                        (GBP)m         (GBP)m
Fixed assets
Intangible fixed assets                                                                 269.4          317.2
Tangible fixed assets                                                                   257.6          255.8
Investment in joint venture(A)                                                          121.6          115.0
Investment in associated undertaking                                                        -            8.5
Investments                                                                               5.0            5.0
                                                                                       ------          -----
                                                                                        653.6          701.5
                                                                                       ------          -----
Working capital
Stocks                                                                                  230.6          229.5
Debtors                                                                                 334.5          280.7
Cash                                                                                     26.0           22.5
Creditors                                                                              (317.2)        (313.1)
                                                                                       ------         -------
                                                                                        273.9          219.6
Borrowings                                                                             (196.5)        (316.1)
Provisions    - deferred taxation                                                       (61.9)         (56.0)
              - other                                                                   (28.3)         (32.1)
                                                                                       ------         -------
Shareholders' funds                                                                     640.8          516.9
                                                                                       ======         =======

 (A) Investment in joint venture comprises goodwill (GBP)70.7 million, share of gross tangible assets of (GBP)104.8 million less share of gross liabilities (GBP)53.9 million.

 (B)   2002 figures have been restated for the adoption of UITF 38 (Note 11).

              Abridged Unaudited Movement in Shareholders' Funds
              --------------------------------------------------
                      For the Year Ended 31 December 2003
                      -----------------------------------

                                                                                                  Restated(B)
                                                                                         2003           2002
                                                                                        (GBP)m         (GBP)m

Opening shareholders' funds as previously reported                                      517.3          404.6
Adjustment on adoption of UITF 38                                                        (0.4)           0.4
Attributable profit                                                                     148.1          112.1
Dividends                                                                               (46.1)         (44.6)
Exchange adjustments                                                                      3.8            9.1
Goodwill on disposals                                                                     8.2           30.0
Movement in investment in own shares and related accruals                                 1.4           (0.8)
Movements relating to the QUEST                                                             -           (2.3)
Issue of shares                                                                           8.5            8.4
                                                                                        ------         -------
Closing shareholders' funds                                                             640.8          516.9
                                                                                        ======         =======


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                                      12

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

                              SMITH & NEPHEW plc

                      2003 PRELIMINARY RESULTS continued

    Abridged Unaudited Group Cash Flow for the Year Ended 31 December 2003
    ----------------------------------------------------------------------
                                                                                                      Restated
                                                                                        2003            2002
                                                                                      (GBP)m          (GBP)m
    Operating profit                                                                    179.8          150.7
    Depreciation and amortisation(C)                                                     80.2           94.4
    Working capital and provisions                                                      (45.5)         (34.1)
                                                                                       -------         ------
    Net cash inflow from operating activities(D)                                        214.5          211.0
    Capital expenditure and financial investment                                        (71.4)         (85.4)
                                                                                       -------         ------
    Operating cash flow                                                                 143.1          125.6
    Joint venture dividend                                                                6.8            3.9
    Interest                                                                             (3.8)         (10.2)
    Taxation                                                                            (52.2)         (52.3)
    Dividends                                                                           (45.1)         (43.5)
    Acquisitions                                                                         (4.3)        (206.3)
    Disposals                                                                            52.4           71.8
    Joint venture formation                                                                 -            5.7
    Own shares purchased                                                                 (1.3)          (2.4)
    Issue of shares                                                                       8.5            6.1
                                                                                        ------        --------
    Net cash inflow/(outflow)                                                           104.1         (101.6)
    Exchange adjustments                                                                 45.7           68.2
    Opening net debt                                                                   (276.9)        (243.5)
                                                                                       -------        --------
    Closing net debt                                                                   (127.1)        (276.9)
                                                                                       =======        ========
    Gearing                                                                              20%            54%

   (C) 2002 figures include (GBP)17.5 million provision on the Group's equity investment in Advanced Tissue Sciences, Inc.

   (D) After (GBP)9.6 million (2002 - (GBP)19.3 million) of outgoings on rationalisation, acquisition integration and divestment costs and
       (GBP)17.0 million on Centerpulse transaction costs.

    Net debt includes (GBP)43.4m of net currency swap assets (2002 - net currency swap assets of (GBP)16.7m).

           Unaudited Statement of Total Recognised Gains and Losses
           --------------------------------------------------------
                      For the Year Ended 31 December 2003
                      -----------------------------------

                                                                                         2003           2002
                                                                                        (GBP)m         (GBP)m

Attributable profit                                                                      148.1         112.1
Currency translation differences on foreign currency net investments                       3.8           9.1
                                                                                         ------        ------
Total recognised gains and losses                                                        151.9         121.2
                                                                                         ======        ======

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                                      13

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                              SMITH & NEPHEW plc

                     NOTES TO THE 2003 PRELIMINARY RESULTS

1.      Segmental performance for the year ended 31 December 2003 was as follows:

        Group Turnover by business segment

                                                                                2003            2002          Underlying
                                                                              (GBP)m          (GBP)m          sales growth
                                                                                                                   %
        Orthopaedics                                                             525.4          470.2              +16
        Endoscopy                                                                300.0          291.8               +4
        Advanced Wound Management                                                353.5          321.7               +9
                                                                               -------        -------            ------
        Continuing operations                                                  1,178.9        1,083.7              +11
                                                                               =======        =======            ======

        Group Operating Profit by business segment

                                                                                2003            2002
                                                                               (GBP)m          (GBP)m

        Orthopaedics                                                             118.7           98.2
        Endoscopy                                                                 59.5           53.8
        Advanced Wound Management                                                 42.5           44.0
                                                                               -------          -----
                                                                                 220.7          196.0
        Goodwill amortisation                                                    (18.5)         (17.5)
        Exceptional items                                                        (22.4)         (29.9)
                                                                               -------          ------
        Continuing operations                                                    179.8          148.6
                                                                               =======          ======

        Group Turnover by geographic market

                                                                                2003            2002          Underlying
                                                                               (GBP)m          (GBP)m        sales growth
                                                                                                                   %

        Europe*                                                                  369.9          318.7              +10
        America                                                                  632.3          610.5              +11
        Africa, Asia and Australasia                                             176.7          154.5              +11
                                                                               --------       --------          -------
        Continuing operations                                                  1,178.9        1,083.7              +11
                                                                               ========       ========          =======

   * Includes United Kingdom sales of (GBP)98.7 million (2002 - (GBP)87.3 million).

   Underlying sales growth is sales calculated by eliminating the effects of translational currency, acquisitions and disposals.


                              SMITH & NEPHEW plc

                NOTES TO THE 2003 PRELIMINARY RESULTS continued

2. Discontinued operations in 2002 represent the results and net profit on disposal of the rehabilitation business to AbilityOne.

3.     Operating exceptional items within continuing operations include
       (GBP)17.6 million of costs, net of a break fee of (GBP)10.8 million, written off as a consequence of the unsuccessful public offers to purchase Centerpulse AG and InCentive Capital AG. Other exceptional items comprise (GBP)4.8 million of acquisition integration costs
       (2002 - (GBP)29.9 million: comprising (GBP)8.4 million of acquisition integration costs, (GBP)17.5 million provision against the Group's equity investment in Advanced Tissue Sciences, Inc. and
       (GBP)4.0 million costs of rationalisation consequent on the contribution of businesses to BSN Medical and manufacturing rationalisation).

4. The group's share of exceptional items of the joint venture relates to manufacturing rationalisation costs of BSN Medical.

5. Net profit on disposal of the associated undertaking represents the disposal of the 21.5% equity interest in AbilityOne in September 2003. This comprised a gain of (GBP)39.7 million less (GBP)8.2 million of acquisition goodwill previously set-off against reserves.

6. Interest includes (GBP)1.5 million (2002 - (GBP)1.6 million) in respect of the group's share of the net interest charge of BSN Medical and (GBP)0.7 million (2002 - (GBP)0.9 million) in respect of the Group's share of the net interest charge of AbilityOne.

7. Taxation of (GBP)70.2 million (2002 - (GBP)61.6 million) arises on the profit before goodwill amortisation and exceptional items, an effective rate of 29% (2002 - 29%) of which (GBP)6.8 million (2002 -
       (GBP)5.7 million) arises in BSN Medical and (GBP)1.3 million (2002
       - (GBP)1.0 million) arises in AbilityOne. Taxation on the net gain on disposal is (GBP)16.1 million (2002 - (GBP)16.9 million) and tax relief of (GBP)4.3 million (2002 - (GBP)12.7 million) arises as a consequence of the exceptional costs of rationalisation and acquisition integration of which (GBP)0.8 million (2002 - (GBP)0.6 million) is in BSN Medical.

8.     A final dividend of 3.10 pence per ordinary share is recommended (2002
       - 3.00 pence per ordinary share) which, together with the interim dividend of 1.85 pence per ordinary share (2002 - 1.80 pence) paid on 12 September 2003, makes a total for the year of 4.95 pence (2002 -
       4.80 pence). The final dividend is payable on 14 May 2004 to shareholders whose names appear on the register at the close of business on 23 April 2004. Shareholders may participate in the dividend re-investment plan.

9. The basic average number of ordinary shares in issue was 930 million (2002 - 926 million). The diluted average number of ordinary shares in issue was 936 million (2002 - 933 million).

                              SMITH & NEPHEW plc

                NOTES TO THE 2003 PRELIMINARY RESULTS continued

10. Profit before taxation, goodwill amortisation and exceptional items and adjusted earnings per ordinary share are calculated as follows:

                                                                                              2003         2002
                                                                                            (GBP)m        (GBP)m
          Profit on ordinary activities before taxation                                     230.1         177.9
          Adjustments:
              Continuing operations: goodwill amortisation                                   18.5          17.5
              Continuing operations: exceptional items - Centerpulse costs                   17.6             -
              Continuing operations: exceptional items - other                                4.8          29.9
              Share of joint venture exceptional items                                        2.7           2.6
              Net profit on disposals of discontinued operations                                -         (18.0)
              Net profit on disposal of the associated undertaking                          (31.5)            -
                                                                                            ------        -------
          Profit before taxation, goodwill amortisation and exceptional items               242.2         209.9
          Taxation on profit before goodwill amortisation and exceptional items             (70.2)        (61.6)
                                                                                            ------        -------
          Earnings before goodwill amortisation and exceptional items                       172.0         148.3
                                                                                            =======       ========

          Adjusted basic earnings per ordinary share                                         18.49p        16.02p
                                                                                            =======       ========
          Adjusted diluted earnings per ordinary share                                       18.38p        15.89p
                                                                                            =======       ========


11. The adoption of UITF 38 has required the investment in own shares and related accruals to be reclassified in the balance sheet as a result of which prior period amounts have been restated.

12. This financial statement does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2002 has been extracted from the full financial statements of Smith & Nephew plc which have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified.

Approved by the Board on 5 February 2004



                              SMITH & NEPHEW plc

                            2003 QUARTERLY RESULTS

                                                          Quarter       Quarter     Quarter     Quarter
                                                            One           Two        Three        Four     Full Year
                                                           (GBP)m       (GBP)m      (GBP)m       (GBP)m      (GBP)m
Turnover
Orthopaedics                                                126.4        133.6       126.5        138.9       525.4
Endoscopy                                                    71.9         76.9        72.2         79.0       300.0
Advanced Wound Management                                    78.9         89.6        90.2         94.8       353.5
                                                            ------     --------    --------     --------   ---------
Continuing                                                  277.2        300.1       288.9        312.7     1,178.9
                                                            ======     ========    ========     ========   =========

Operating Profit
Orthopaedics                                                 27.5         30.9        25.4         34.9       118.7
Endoscopy                                                    12.4         15.5        13.1         18.5        59.5
Advanced Wound Management                                     5.2         11.6        12.4         13.3        42.5
                                                            ------     --------     -------     ---------  ---------
                                                             45.1         58.0        50.9         66.7       220.7
Share of BSN                                                  4.7          5.2         6.6          6.2        22.7
Share of AbilityOne                                           1.8          1.6         1.4            -         4.8
Interest payable                                             (1.8)        (2.2)       (1.7)        (0.3)       (6.0)
                                                            ------     --------     -------     ---------  ---------
Profit before taxation, goodwill amortisation and            49.8         62.6        57.2         72.6       242.2
exceptional items
Goodwill amortisation                                        (4.7)        (4.7)       (4.6)        (4.5)      (18.5)
Exceptional items                                            (4.7)        (0.2)       12.7         (1.4)        6.4
                                                            ------     --------     -------     ---------  ---------
Profit before taxation                                       40.4         57.7        65.3         66.7       230.1
Taxation on profit before exceptional items                 (14.3)       (18.3)      (16.7)       (20.9)      (70.2)
Taxation on exceptional items                                 1.0          0.7       (14.0)         0.5       (11.8)
                                                            ------     --------     -------     ---------  ---------
                                                             27.1         40.1        34.6         46.3       148.1
                                                            ======     ========     =======     =========  =========

Average shares                                                928          930         930          931         930

Basic earnings per ordinary share                             2.92p        4.31p       3.72p        4.97p      15.92p
Adjusted basic earnings per ordinary share                    3.83p        4.76p       4.35p        5.55p      18.49p

Underlying sales growth
Orthopaedics                                                 14%          18%         16%          16%         16%
Endoscopy                                                     3%           7%          2%           4%          4%
Advanced Wound Management                                     7%           9%         10%           9%          9%
                                                            ------     --------     -------     ---------  ---------
                                                              9%          12%         10%          10%         11%
                                                            ======     ========     =======     ========== ==========

